Filed by The J. M. Smucker Company

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The J. M. Smucker Company

Commission File No.: 333-152451

First Quarter Fiscal Year 2009

Conference Call Script August 14, 2008

OPERATOR:

Good morning and welcome ladies and gentlemen to The J. M. Smucker Company’s first quarter 2009 earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a “listen only” mode.

At the request of the company, we will open the conference up for questions and answers after the presentation. I will now turn the conference call over to Mr. Mark Belgya. Please go ahead sir.

MARK BELGYA:

Good morning everyone and welcome to The J. M. Smucker Company’s first quarter 2009 earnings conference call. I am the Company’s chief financial officer and thank you for joining us this morning.

Also on the call from the Company are our co-CEOs Tim and Richard Smucker, and general managers:

•	Vince Byrd;

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•	Steve Oakland;

•	Mark Smucker; and

•	Paul Smucker Wagstaff.

After this brief introduction, I will turn the call over to Richard for opening comments. I will then review the financial results for the quarter, and Tim will comment on the status of our recent Folgers’ announcement and provide closing remarks. At the conclusion of these comments, we will be available to answer your questions.

If you have not seen our press release, it is available on our web site at smuckers.com. A replay of this call is available on the web site in downloadable MP3 format. If you have any follow-up questions or comments after today’s call, please feel free to contact me or Sonal Robinson, Director of Corporate Finance and Investor Relations.

I would like to remind you that certain statements in this presentation and during the question and answer period that follows may relate to future events and expectations, and as such, constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. I invite you to read the full disclosure statement concerning such forward-looking statements in the press release.

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I also want to point out that the Company uses non-GAAP results for the purpose of evaluating performance internally. Additional discussion on non-GAAP information is also detailed in our press release.

With that, I’ll turn the call over to Richard.

RICHARD SMUCKER:

Thank you, Mark. Good morning everyone and thank you for joining us. I would like to begin by summarizing the key highlights for the quarter:

•	First, we delivered record results for our first quarter.

•

The quarter’s 18 percent sales growth was broad-based, essentially across all of our brands. While pricing contributed to much of the increase, volume was up in a majority of categories, highlighting the strength of our strategy of focusing on leading brands;

•	Also in line with our strategy, recent acquisitions played a role in this quarter’s successful results; and

•

Non-GAAP earnings per share were up 14 percent, led by increases in operating income, a lower tax rate and fewer outstanding shares. These results were achieved despite significantly higher costs compared to last year’s first quarter.

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•	Second, we are well positioned for this year’s “back-to-school” and Fall Bake periods during our seasonally strong second and third quarters:

•	Our pricing is in-line with our costs, and we are comfortable with our cost coverage.

•	In addition, we are confident in our ability to manage price gaps and to continue to grow our share of market.

•	And finally, we are progressing with our plans to merge the Folgers coffee business into the Smucker Company in the last quarter of calendar 2008.

•	The addition of Folgers builds on our “center of the store” focus and provides enhanced scale and financial benefits; and

•	We believe that the Smucker Company provides a great home for the Folgers brand and the Folgers employees.

Let me briefly comment on our performance for the quarter. We had good results in our U.S. retail segment with sales up 13 percent. In the consumer area, the Smucker’s, Jif and Hungry Jack brands all contributed, and Smucker’s Uncrustables remained strong. Essentially all products experienced volume gains with the exception of peanut butter, which was anticipated. Last year’s comparison includes the impact of the competitor supply interruption, leading to a slight decline in tonnage this quarter. While this situation has increased the volatility of the category over the last eighteen months, Jif’s share of market has increased by 1 full point, and volume has increased 7 percent over the past two years, demonstrating the strength of this brand. For some time, we pulled back on our

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promotional activity with the increased demand for our product. However, we are now able to fully promote Jif and are looking forward to a strong Back-to-School and Fall Bake period.

In oils and baking, Crisco, Pillsbury and Eagle Brand milk were all up for the quarter. Crisco’s performance during the quarter reflected the significant price increases taken during the last year. Soybean oil costs have moderated over the past few weeks from highs earlier in the year and Crisco is well positioned for a solid Fall Bake season.

We are receiving great acceptance as we expand our distribution of Crisco Olive Oil. During the third quarter we will be launching our first national television spot featuring the product.

In the baking area, mixes, frostings, and Eagle Brand canned milk all experienced volume growth in the quarter. In addition, improved pricing and stable costs have improved profitability of the Eagle business, as we anticipated. Pricing in the baking category has improved and we are excited about our many opportunities in the upcoming Fall Bake season as our investments in marketing and new products provide continued growth opportunities.

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Our special markets segment contributed significantly to sales growth. In Canada, the Carnation and Europe’s Best acquisitions, and favorable foreign exchange rates added to sales. Sales in the foodservice area experienced growth in both the traditional and schools channels, while beverage sales were up in both branded and non-branded businesses.

In summary, we delivered a strong quarter and a good start to the year. We are encouraged by the recent cost declines in several commodities and feel we have most of our costs covered through the end of the fiscal year.

In addition, we look forward to new opportunities from the Folgers transaction. Folgers has a long tradition of being part of memorable meals and is an excellent fit in our family of brands.

I would now like to turn the call back to Mark to have him review the financial results.

MARK BELGYA

Thank you, Richard.

Sales were up 18 percent for the quarter reflecting price increases taken over the last twelve months. The acquisitions of Carnation, Europe’s Best and Knott’s Berry Farm also contributed approximately $31 million of sales during the quarter. While overall tonnage was down approximately 4 percent, we were encouraged by gains in nearly all categories despite having passed on several price

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increases. The decrease in oils, which accounted for the majority of the volume shift, was expected as we have taken price increases in excess of fifty percent in the past 12 to 18 months. Finally, favorable exchange rates contributed approximately $5 million to sales.

GAAP earnings per share were $0.77 this quarter and $0.71 in the first quarter of last year, including restructuring and merger and integration costs. Excluding these charges in both years, earnings per share were $0.82 this quarter and $0.72 in last year’s quarter, an increase of 14 percent.

Pricing actions have offset higher commodity costs, primarily soybean oil, peanuts and wheat, contributing to an overall increase of $22 million in gross profit. While price increases contributed to the overall gross profit increase, the incremental dollars did not provide gross margin expansion, and gross margin declined from 33.1 percent to 31.3 percent. Other factors impacting gross margin were increased fuel costs, the loss of higher-margin peanut butter sales and unfavorable product mix. As expected, margins improved in the Eagle business compared to last year partially offsetting the declines.

The trend of SD&A declining as a percent of sales continued this quarter decreasing from 20.8 percent to 19.9 percent. This helped to

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mitigate the gross margin impact. In-line with our brand-building efforts, marketing costs increased 16 percent compared to last year, with most of the increase in Canada and specific to our oils and baking business in the U.S. We expect marketing to increase at a greater percent in future quarters primarily in support of the continued rollout of Crisco Olive Oil. Corporate overhead expenses increased only 3 percent leading to an overall decline in SD&A as a percent of sales. Distribution costs were up for the quarter as we incurred upfront costs associated with opening two new distribution centers in Chicago and West Memphis, Arkansas, along with distribution network charges in Canada.

Operating income increased almost $5 million for the quarter, excluding charges, but declined as a percent of sales from 12.6 percent to 11.4 percent. Last year’s quarter included a $1.9 million pre-tax gain on the sale of the industrial ingredients business in Scotland, benefiting last year’s operating margin by 30 basis points. Excluding this gain, net operating margin declined by 90 basis points.

Now turning to segment results, sales in our U.S. retail segment were up 13 percent in the first quarter. Sales in the consumer area were up 11 percent with every category up in dollars. As noted earlier, peanut butter did realize a modest decline in tonnage as competitive activity continued during the quarter. However, price increases taken at the beginning of the year more than offset the impact of volume.

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In the oils and baking business area, sales increased 15 percent, compared to last year due to price increases taken over the course of fiscal 2008, and volume gains in mixes and frostings.

In the special markets segment, sales increased 34 percent. Canada contributed over three-quarters of the increase, primarily due to the impact of the acquired Carnation and, Europe’s Best businesses, and favorable exchange rates. Canada also experienced sales growth in the condiments, fruit spreads and baking categories. Foodservice sales were up 13 percent, led by pricing, the addition of the Knott’s Berry Farm business and volume growth in the schools channel. We did experience some softness in our traditional portion control business reflecting the current trends in away-from-home dining. Finally, sales in our beverage business were up 11 percent, primarily due to pricing.

Looking at other key EPS components, interest income decreased approximately $2.2 million reflecting last year’s use of cash to finance acquisitions and fund the Company’s stock repurchase program. As a result of the repurchases, weighted-average outstanding shares for the quarter decreased from 57.3 million to 54.7 million.

Our effective tax rate declined from 36.1 percent in last year’s first quarter to 33.3 percent this year primarily due to the negative effect last year of the divestiture in Scotland, and repatriation of foreign earnings. Excluding the Scotland impact, last year’s rate would have been 34 percent.

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And finally, net cash from operations for the quarter was $55.5 million, up significantly from last year.

I would now like to turn the call over to Tim.

TIM SMUCKER:

Thank you, Mark, and good morning everyone.

As Richard mentioned, we had another record first quarter with solid sales and earnings growth. We are off to a good start and we are well-positioned for another good year.

•	We have introduced several new products recently and have developed plans for strong marketing support on our brands;

•	Our pricing is aligned with our costs; and

•	We are encouraged by the recent downturn in the costs of several key commodities.

While momentum is positive, it is too early in the year to make any changes in our expectations. Although we remain on-track and still expect a fourth quarter calendar 2008 close for the Folgers transaction, we do not have a specific date to share with you at this time. As we near closing, we will have a better idea of how many months of operations will be included in the combined company,

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and then be in a better position to estimate the level of synergies to be realized in the current fiscal year.

As a result, we have not changed our outlook for the year and confirm the guidance we issued in June. We expect fiscal 2009 sales of approximately $3.8 to $4.0 billion and earnings per share of approximately $3.45 to $3.50, excluding one-time costs associated with the transaction.

To help monitor progress of the Folgers transaction we thought it would be helpful to outline the key milestones or priorities we are using to guide integration and closing activities.

•

First, a seamless integration with our customers and consumers is the primary objective. Members of the Folgers, P&G and Smucker teams have been working on establishing the key activities to ensure this is accomplished.

•

Second, addressing all employee related issues is very important to Smucker. Consistent with our “People” Basic Belief, we recognize the impact this transaction has on all affected employees, and are working diligently to address all issues and concerns.

•

Third, achieving the $80 million synergy level is a key objective. Over the next several months, teams from Folgers and Smuckers will continue to work on confirming opportunities and then tracking success against the synergy target.

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We have achieved several key activities since our year-end call in June.

•	First, we received FTC clearance in July on our Hart-Scott-Rodino filing;

•	Second, we have filed with the SEC our proxy for the Smucker shareholder special meeting, as well as the Smucker registration statement, and are in our comment period regarding those filings;

•	Third, we held several key integration planning sessions as we work to finalize the transition services P&G will provide following the close of the transaction;

•	Fourth, as we learn more about the coffee business, we have gained further insight into the equity of the Folgers, Dunkin’ Donuts and Millstone brands and the unique offerings of each of those brands;

•	And finally, we have expanded our knowledge of the coffee supply chain as both Vince and I traveled to Brazil last month to gain a better understanding of the coffee procurement side of the business.

As we learn more about the business and get to know the employees better, it reaffirms our belief that Folgers is an excellent fit strategically.

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•	As the number one retail packaged coffee brand in the U.S., it is clearly aligned with our strategy to own and market number one food brands in North America;

•	This powerful addition provides increased size and scale that will benefit all of our businesses; and

•	The transaction is financially compelling as it greatly improves our margin structure and adds significant cash flow, allowing us to continue to execute our strategy.

In addition, Smucker shareholders who are shareholders as of the record date, which will be prior to the merger, will receive a special dividend of $5 per share. Based on our current stock price, the special dividend provides an immediate return of approximately 10 percent to Smucker shareholders.

In closing, the key takeaways are:

•	We continue to implement our strategy and look forward to the addition of the Folgers coffee business, an excellent strategic fit;

•	Second, we delivered record sales and earnings in the quarter;

•	Third, our pricing moves have caught up with our costs increases and we are beginning fiscal 2009 and beyond with strong top- and bottom-line momentum; and

•	Finally, are well-positioned for fiscal 2009 and remain optimistic about our opportunities.

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We want to thank our employees for all their efforts. They continue to focus on growing our core business, while integrating the Knotts Berry Farm and Europe’s Best acquisitions – and they are putting in a significant amount of effort related to the Folgers transaction. We would not be able to achieve our success without our talented and dedicated employees.

We thank you for your time today and now will be happy to answer your questions. As Mark mentioned, we have all of the same senior management people here to answer your questions, but due to the Folgers transaction, each of them are transitioning to new roles and responsibilities.

OPERATOR:

Thank you gentlemen. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press *1 on your push button telephone. If you wish to withdraw your question, please press *2. Please stand by for the first question. Our first question comes from                     of                     . Please state your question Sir/Ma’am.

QUESTION AND ANSWER PERIOD

OPERATOR:

Gentlemen, I will now turn the conference call back to you to conclude.

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TIM SMUCKER:

Again, thank you for your time and interest in participating in our conference call this morning. Have a great day.

OPERATOR:

Ladies and Gentlemen, if you wish to access the rebroadcast after this live call you may do so by dialing 1-888-203-1112 or 1-719-457-0820 with a pass code of 8981214 or by accessing the website for a downloadable MP3 format. This concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.

The J. M. Smucker Company Forward-Looking Language

This document contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this document, including the following important factors and assumptions, could affect the future results of Smucker following transactions between P&G and Smucker (the “Transactions”) and could cause actual results to

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differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of P&G’s coffee business (the “Coffee Business”) with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes; (v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of Smucker and Folgers to obtain any required

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financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk Factors” in the registration statements filed by Folgers and Smucker with the Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and the preliminary proxy materials prepared in connection with the Folgers transaction.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Additional Information

Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not

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become effective. Smucker has also filed a proxy statement with the SEC that will be sent to the shareholders of Smucker after it has been finalized. Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from

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shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.

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